Mail Stop 3561

								October 26, 2005

Puneet Sharan
President and Chief Executive Officer
Boulder Creek Explorations, Inc.
1450 Sasamat Street
Vancouver, BC Canada V6R4G4

Re:	Boulder Creek Explorations, Inc.
	Form SB-2/A filed October 12, 2005
	File No. 333-121360

Dear Mr. Sharan:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interim and Audited Financial Statements
1. The financial statements included in your filing do not comply with
Item 310(b) of Regulation S-B in certain respects.  In this
regard,
Item 310(b) of Regulation S-B requires an audited balance sheet as of
the end of your most recent fiscal year, or as of a date within
135
days, if the Company has been in existence for less than a one year period, and audited statements of income, cash flows and changes in stockholders` equity for each of the two fiscal years preceding the audited balance sheet date, or since the registrant`s inception if it has not been existence for the entire two year period. Additionally, interim financial statements are required for the quarterly and year to date periods subsequent to the date of the most recent audited balance sheet provided. As your filing includes an audited balance sheet as of February 28, 2005 and audited statements of income, cash flows and changes in shareholders` equity from inception on June 7,
2004 through February 28, 2005, we are unclear as to why interim financial statements have been provided for the three and nine month periods ended July 31, 2005. Please revise the interim financial statements provided so they include only the interim period subsequent to the date of the most recent audited balance sheet provided and the results of operations and cash flows for the comparable periods of the prior year, if applicable.
2. Additionally, revise the audited financial statements included in the filing to eliminate the information presented for the period from inception on June 7, 2004 to October 31, 2004, and for the four month period ended February 28, 2005, as presentation of information for these periods is not required.

Financial Statements for the Period Ended July 31, 2005

Notes to Financial Statements

Note 3 - Natural Resources Properties and Related Exploration
Development, page F9
3. We note that your claims agreement, regarding the Pun and Tim claims, was amended on September 8, 2005 to modify the timing for the fulfillment of your company`s obligations, which are required to maintain the option the right, title, and interest to the claims. As the new terms differ from those disclosed in Note 3 to your financial statements for the period ended July 31, 2005, please provide a subsequent events footnote to your financial statements which discusses the terms of your amended agreement

Updated Financial Statements
4. Please consider the financial statement update requirements of Rule
3-10 (g) of Regulation S-B upon filing your next amendment to your registration statement on Form SB-2.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 		 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Jeffrey Sears at (202) 551-3302 or Linda
Cvrkel,
Branch Chief, at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Linda Cvrkel
      Branch Chief

Via Facsimile:	Tim Orr
		(509) 462-2929




Mr. Puneet Sharan
Boulder Creek Explorations, Inc.
October 25, 2005
Page 1